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MAR - 1 2007
WASH, D.C.
213
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SECI - 07005893 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE Suite #600
(No. and Street)

Washington DC 20002-4240
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Montez 202-962-8096
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB and Company
(Name – *if individual, state last, first, middle name*)

200 International Circle #5500 Hunt Vallley, MD 21030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gerard Maus________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ICMA-RC Services, LLC________________________________, as of ___December 31______________________, 20_06____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

_______Treasurer_______

Title

Notary Public

ADINA I. DORCH
Notary Public District of Columbia
My Commission Expires 10/14/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2006 with Report and Supplementary Report of Independent Public Accountants



SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

December 31, 2006

CONTENTS



SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (a wholly owned subsidiary of the International City Management Association Retirement Corporation) (RC Services) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of RC Services' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RC Services as of December 31, 2006, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SB & Company, LLC

Washington, D.C.
February 26, 2007

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2006

Assets		
Cash and cash equivalents	**$**	**187,316**
Prepaid fees		**39,385**
Deposit with clearing agent		**20,282**
Due from related entity		**177,696**
Total assets	**$**	**424,679**
Member's equity		
Member's equity interest	**$**	**424,679**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the year ended December 31, 2006

Revenue	
Intercompany service revenue	$ 863,041
Distribution revenue	986
Interest income	832
Total revenue	864,859
Expenses	
Taxes and licensing	543,368
Salaries and employee benefits	222,354
Professional services	57,570
Premises and equipment	11,571
Fixed asset cost recovery allocation	9,391
Supplies and other expenses	7,674
Meetings and travel	5,655
Other expense	5,458
Total expenses	863,041
Net income	$ 1,818

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2006

Member's equity, January 1, 2006	$	422,861
Net income		1,818
Member's equity, December 31, 2006	$	424,679

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the year ended December 31, 2006

Cash flow from operating activities		
Net income	$	1,818
Adjustments to reconcile net income to net cash flow from operating activities:		
Effect of changes in non cash operating assets and liabilities:		
Prepaid fees		(5,740)
Deposit with clearing agent		187
Due from related entity		27,009
Net cash flow from operating activities		23,274
Cash and cash equivalents, beginning of year		164,042
Cash and cash equivalents, end of year	$	187,316

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Notes to the Financial Statements
December 31, 2006

1. ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on March 18, 1999 as a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer for mutual funds registered under the Investment Company Act of 1940 or unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (the Corporation).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

Income Taxes

RC Services is considered a "disregarded entity" for Federal income tax purposes because it is a limited liability corporation for income tax purposes. Therefore, all income earned by RC Services is reported by its parent company and is either tax-exempt or taxable unrelated business income.

3. RELATED PARTY TRANSACTIONS

RC Services has entered into an agreement with the Corporation for certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds. The mutual funds are managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of the Corporation). The expenses reported by RC Services represent the actual direct cost of expenses incurred by the Corporation for RC Services' benefit, plus the estimated incremental costs incurred by the Corporation to provide such services.

3. RELATED PARTY TRANSACTIONS (continued)

During 2006, the Corporation allocated expenses of $319,673 to RC Services. RC Services also reimburses the Corporation for certain direct expenses paid on RC Services' behalf such as the NASD registration and compliance fees. The amount of reimbursed expenses was $543,368 for the year ended 2006. Intercompany service revenue is also allocated from the Corporation for reimbursement of expenses incurred. Total revenue allocated from the Corporation during 2006 was $863,041.

The due from related entity balance of $177,696 represents amounts owed from the Corporation. Currently, the repayment terms have not been established.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. This rule requires a broker-dealer to maintain certain net capital levels (as defined) and prohibits them from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules. RC Services is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, in that RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of the Rule.

As of December 31, 2006, RC Services had net regulatory capital of $207,598, which was $182,598 in excess of its required net capital. RC Services' aggregate indebtedness to net capital ratio was 0 to 1.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2006.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
As of December 31, 2006

Member's equity	$	424,679
Less non-allowable assets*		(217,081)
Net capital before haircuts		207,598
Less haircuts		-
Net capital		207,598
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		25,000
Excess of net capital	$	182,598
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	207,598
Ratio of aggregate indebtedness to net capital		0 to 1

* Represents prepaid fees and due from related entity

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2006 Part IIA FOCUS filing.

ICMA-RC SERVICES, LLC

Statement Regarding Rule 15c3-3
December 31, 2006

RC Services is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

SUPPLEMENTARY REPORT



SB & COMPANY, LLC

EXPERIENCE • QUALITY • CLIENT SERVICE

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Board of Directors
ICMA-RC Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of ICMA-RC Services, LLC (RC Services), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by RC Services, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because RC Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by RC Services in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of RC Services is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the



SB & COMPANY, LLC

EXPERIENCE • QUALITY • CLIENT SERVICE

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which RC Services has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that RC Services' practices and procedures were adequate as of December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Washington, D.C.
February 26, 2007

SB & Company, LLC

END